UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Hudbay Minerals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

443628102

(CUSIP Number)

KANWALJIT TOOR

199 Bay Street, Suite 5050

Toronto, Ontario M5L 1E2

+1 416 504 3508

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,519,072
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,519,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,519,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Precious Metals Fund II Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,519,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,519,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,519,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,519,072
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,519,072
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,519,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,519,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,519,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,519,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management Cayman Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,519,080
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,519,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,519,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,038,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,038,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,038,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Cheryl Brandon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,038,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,038,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,038,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Isser Elishis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,038,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,038,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,038,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kalman Schoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,038,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,038,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,038,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kanwaljit Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,038,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,038,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,038,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard J. Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,038,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,038,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,038,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Arthur Edward Michael Anglin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Ernesto Balarezo Valdez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Peru
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

David L. Deisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA, Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Peter G.J. Kukielski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Emily L. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Daniel Muñiz Quintanilla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard W. Nesbitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

David S. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP NO. 443628102

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)       This statement is filed by:

(i)	Waterton Mining Parallel Fund Offshore Master, LP, a limited partnership organized under the laws of the Cayman Islands (“Waterton Mining LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Waterton Precious Metals Fund II Cayman, LP, a limited partnership organized under the laws of the Cayman Islands (“Waterton Fund II”), with respect to the Shares directly and beneficially owned by it;
(iii)	Waterton Mining Parallel Fund Offshore GP Corp., a corporation organized under the laws of the Cayman Islands (“Waterton Mining GP”), as the general partner of Waterton Mining LP;
(iv)	Waterton Global Resource Management, LP, a limited partnership organized under the laws of the Cayman Islands (“WGRM LP”), as the general partner of Waterton Fund II;
(v)	Waterton Global Resource Management Cayman Corp., a corporation organized under the laws of the Cayman Islands (“WGRM Corp.”), as the general partner of WGRM LP;
(vi)	Waterton Global Resource Management, Inc., a corporation organized under the laws of Ontario, Canada (“WGRM Inc.”), as the investment adviser of Waterton Mining LP and Waterton Fund II;
(vii)	Cheryl Brandon, as a senior executive of WGRM Inc.;
(viii)	Isser Elishis, as a senior executive of WGRM Inc.;
(ix)	Kalman Schoor, as a senior executive of WGRM Inc.;
(x)	Kanwaljit Toor, as a senior executive of WGRM Inc.;
(xi)	Richard J. Wells, as a senior executive of WGRM Inc.;
(xii)	Arthur Edward Michael Anglin, as a nominee for the Board of Directors of the Issuer (the “Board”);
(xiii)	Ernesto Balarezo Valdez, as a nominee for the Board;
(xiv)	David L. Deisley, as a nominee for the Board;
(xv)	Peter G.J. Kukielski, as a nominee for the Board;
21

CUSIP NO. 443628102

(xvi)	Emily L. Moore, as a nominee for the Board;
(xvii)	Daniel Muñiz Quintanilla, as a nominee for the Board;
(xviii)	Richard W. Nesbitt, as a nominee for the Board; and
(xix)	David S. Smith, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Waterton Mining LP, Waterton Fund II, Waterton Mining GP, WGRM LP, WGRM Corp., WGRM Inc., Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon is Commerce Court West, 199 Bay Street, Suite 5050, Toronto, Ontario M5L 1E2 Canada. The officers and directors of Waterton Mining GP, WGRM Corp. and WGRM Inc. and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. Mr. Anglin’s principal business address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, BC, Canada V7X 1G4. Mr. Balarezo’s principal business address is Calle 9 No. 180, La Molina Lima, Peru. Mr. Deisley’s principal business address is 1273 Tomahawk Drive, Salt Lake City, UT 84103. Mr. Kukielski’s principal business address is c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9, Canada. Ms. Moore’s principal business address is Troost Institute for Leadership Education in Engineering, Myhal Centre, Room 770, 55 St. George Street, Toronto, ON M5S 0C9, Canada. Mr. Muñiz’s principal business address is Prol. Bosque de Reforma 114, Torre C2 – 402, Mexico City 05100, Mexico. Mr. Nesbitt’s principal business address is Rotman School of Management, University of Toronto, 105 St George St, Toronto, ON M5S 3E6, Canada. Mr. Smith’s principal business address is 2997 Rosebery Avenue, West Vancouver, BC V7V 3A8, Canada.

(c)       The principal business of Waterton Mining LP is committing capital to facilitate investments in precious and base metal assets through structured loans, joint ventures, majority and minority equity interests and other investments. The principal business of Waterton Fund II is committing capital to facilitate investments in precious and base metal assets through structured loans, joint ventures, majority and minority equity interests and other investments. The principal business of Waterton Mining GP is performing the functions of, and serving as, the general partner of Waterton Mining LP. The principal business of WGRM LP is performing the functions of, and serving as, the general partner of Waterton Fund II. The principal business of WGRM Corp. is performing the functions of, and serving as, the general partner of WGRM LP. The principal business of WGRM Inc. is serving as an investment adviser to the funds under its management. The principal occupation of each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon is serving as a senior executive of WGRM Inc. The principal occupation of Mr. Anglin is serving as the Chairman of the Board of Directors of SSR Mining Inc. Messrs. Deisley and Nesbitt are retired. The principal occupation of Mr. Kukielski is as a mining executive. The principal occupation of Mr. Balarezo is serving as a Corporate Director of Graña y Montero S.A.A. The principal occupation of Ms. Moore is serving as the Director of the Troost Institute for Leadership in Education in Engineering and as an associate professor in the Institute for Studies in Transdisciplinary Engineering Education and Practice, University of Toronto. Mr. Muñiz’s principal occupation is as a businessman. Mr. Smith’s principal occupation is serving as a Corporate Director.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Toor, Wells, Kukielski, Nesbitt, and Smith, and Mses. Brandon and Moore are citizens of Canada. Messrs. Schoor, Elishis and Anglin are citizens of the United States of America. Mr. Deisley is a citizen of the United States of America and Canada. Mr. Balarezo is a citizen of Peru. Mr. Muñiz is a citizen of Mexico. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Waterton Mining LP and Waterton Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 15,519,072 Shares beneficially owned by Waterton Mining LP is approximately C$96,037,123, excluding brokerage commissions. The aggregate purchase price of the 15,519,080 Shares beneficially owned by Waterton Fund II is approximately C$96,037,173, excluding brokerage commissions. The Shares purchased by Mr. Kukielski were purchased with personal funds. The aggregate purchase price of the 25,000 Shares beneficially owned by Mr. Kukielski is approximately C$165,604, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 16, 2019, WGRM Inc. and certain of its affiliates (collectively, “Waterton”) issued an open letter to the Issuer’s shareholders announcing Waterton’s majority slate of eight highly qualified, fully independent director candidates for election to the Board at the Issuer’s 2019 Annual Meeting of Shareholders (the “Annual Meeting”). A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Waterton’s director nominees have been selected in a very targeted manner, keeping in mind the specific and complementary expertise that is required on the Board to meaningfully inform corporate strategy, hold management to account, and maximize shareholder value. Waterton’s slate includes: Arthur Edward Michael Anglin, Ernesto Balarezo Valdez, David L. Deisley, Peter G.J. Kukielski, Emily L. Moore, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith.

While ultimately the Board will select the CEO of Hudbay, Waterton has proposed Mr. Kukielski, who most recently served as CEO at Nevsun Resources (“Nevsun”) (TSX: NSU) (NYSE American: NSU) and who has multinational mining experience and a proven track record of value creation, for the role of CEO at the Issuer. Waterton has also proposed Richard Nesbitt, who has led some of Canada’s largest and most important institutions, including most recently as President and Chief Executive Officer of the TSX Group (the predecessor to the TMX Group), as Independent Chairman of the Issuer.

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CUSIP NO. 443628102

In the letter, Waterton stated that under the current Board and management team, the Issuer has repeatedly failed to realize its potential and has chronically underperformed. Specifically, Waterton noted that under the current Board and management team, the Issuer’s 1-year, 3-year, and 5-year Total Shareholder Return relative to its peer group1 has been an abysmal -37%, -89%, and -68%, respectively.2 In the letter, Waterton proposed that the continued destruction of shareholder value is driven by a pervasive culture of entrenchment at the Issuer and by a Board lacking independence, expertise, engagement and real leadership from its Chairman, Alan Hibben, and CEO, Alan Hair. In addition, Waterton noted that Messrs. Hair and Hibben and three other directors, Mr. Warren Holmes, Mr. Alan Lenczner, and Mr. Kenneth Stowe, have each either been on the Board or in a senior management role for nearly a decade, and such lengthy tenures raise legitimate concerns that director independence – the linchpin of good corporate governance – has been eroded.

In the letter, Waterton stated that in an effort to finally end the Issuer’s underperformance, Waterton is proposing a Board slate of individuals who have the skillset, experience and imminent willingness to resolve the issues currently plaguing the Issuer and to maximize shareholder value. Additionally, in the letter, Waterton highlighted the range of experience and specific, necessary skills that it’s CEO candidate, Mr. Kukielski, and the rest of its slate of candidates to the Board will bring to the Issuer, while on the other hand noting the glaring lack of such experience and skills possessed by the current Board and management. Waterton further stated that while Mr. Hibben and the rest of the Board and C-Suite serving at the Issuer may have been successful in running a focused, regional company, with the Issuer’s current status as a complex multinational company with projects spanning multiple continents, Waterton believes the Issuer is in desperate need of a refreshed Board and C-Suite who possess the expertise to manage such a company. In the letter, Waterton noted that it’s candidates possess the necessary, collective experience, including relevant operating, permitting, financial and leadership expertise, to lead the Issuer to become the world-class mining corporation that it has the potential to be. Specifically, Waterton highlighted the following credentials of its director candidates:

Peter Kukielski (Proposed CEO)

•	Multinational Mining Expertise: Mr. Kukielski has more than 30 years of extensive global experience within the base and precious metals sector as both a top executive and director, having overseen operations across the globe for companies such as Nevsun, ArcelorMittal, Teck Resources, Falconbridge and BHP Billiton.
•	A Proven Value Creator: During his tenure as Nevsun’s CEO starting in May 2017, Mr. Kukielski increased the diversified mid-tier mining company’s Total Shareholder Return by 93%, essentially doubling shareholder value.
•	Significant Executive Leadership Experience: Mr. Kukielski has held multiple CEO and C-suite roles at public and private companies in multiple jurisdictions:
•	2017 – December 2018: President and Chief Executive Officer of Nevsun, where he oversaw assets located in Eritrea, Serbia and Macedonia.
•	2015 – 2017: Non-Executive Director at South32 (ASX: S32) (JSE: S32) (LSE: S32) with mining assets in Australia, South Africa, Mozambique, Brazil, Colombia and the US.

1 Waterton believes an appropriate peer group for the Issuer should only include companies that (i) have a market capitalization of greater than US$500 million, (ii) have material exposure to the Americas, (iii) have copper comprising greater than 50% of reserves, and (iv) are publicly listed on a major stock exchange, and not the peer group described in the Issuer’s public disclosure.

2 Total Shareholder Return calculated as of close October 4, 2018, the day before Waterton’s first public comments regarding the Issuer.

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•	2014 – 2017: Chief Executive Officer of Anemka Resources, a private company backed by Warburg Pincus formed to invest in global mining assets.
•	2008 – 2013: Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and development projects distributed across 12 countries.
•	2006 – 2008: Chief Operating Officer of Teck Resources, responsible for the company’s base metal, gold and coal mines, major development projects and a refinery.
•	2001 – 2006: Falconbridge (originally Noranda) serving in a variety of senior roles, including Chief Operating Officer and overseeing 19 operations and 8 development projects in Canada, USA, Peru, Chile, Dominican Republic, Jamaica and Norway.
•	1997 – 2001: BHP Billiton, serving as Engineering and Commissioning Manager on the Antamina Project, a world-class greenfield development in Peru.

Richard Nesbitt (Proposed Chairman)

•	Current and Prior Roles
•	Mr. Nesbitt has led some of Canada’s largest and most important institutions and has executed some of the country’s most seminal corporate transactions.
•	President and Chief Executive Officer of the TSX Group (the predecessor to the TMX Group).
•	Chairman and Chief Executive Officer of CIBC World Markets and the Chief Operating Officer of CIBC Bank.
•	President and Chief Executive Officer of HSBC Securities Canada.
•	President and Chief Executive Officer of the Global Risk Institute.
•	Adjunct Professor at the Rotman School of Management, University of Toronto.
•	Visiting Professor at the London School of Economics.
•	Visionary Award from Women in Capital Markets for his work throughout his career to sponsor gender diverse management teams.

Mike Anglin

•	Current and Prior Roles
•	Mr. Anglin has over 30 years of experience in the base and precious metals industry, with a focus on South American and US operations and, importantly, mine construction.
•	Chief Operating Officer of the Base Metals Group of BHP Billiton based in Santiago:
•	Responsible for operations, business development and HSEC (health, safety, environmental and compliance), technical support, governance and business improvement within BHP Billiton’s Base Metals Business Group;
•	Responsible for the majority of BHP Billiton’s large-scale open pit copper mines in South America; and
•	Extensive experience in South American government and community relations.
•	Chair of the Board at SSR Mining (TSX: SSRM), including current and prior roles on the Corporate Governance & Nominating Committee, the Safety and Sustainability Committee and the Compensation Committee.

David Deisley

•	Current and Prior Roles
•	Mr. Deisley is a highly-regarded corporate mining lawyer and permitting professional with over 30 years of specialized experience on corporate matters within the mining sector, US permitting matters and South American permitting and stakeholder relations.
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•	Recently retired as General Counsel of NOVAGOLD (NYSE American: NG) (TSX: NG), where he led the permitting of the company’s flagship project in Western Alaska (Donlin Gold), which secured a joint federal Record of Decision from the Corps of Engineers and the Bureau of Land Management and, perhaps of most relevance for The Issuer’s Rosemont project, a Clean Water Act 404 permit.
•	Executive Vice President, Corporate Affairs and General Counsel at Goldcorp (NYSE: GG) (TSX: G) with responsibility for Goldcorp’s community engagement with indigenous communities in Canada and Latin America.
•	General Counsel at Barrick Gold (NYSE: GOLD) (TSX: ABX) at the regional and country levels responsible for permitting and community and stakeholder relations in Nevada, Chile and Peru.

Emily Moore

•	Current and Prior Roles
•	A Rhodes Scholar and PhD in Physical Chemistry from Oxford University, Ms. Moore is an experienced professional in mining technology and innovation.
•	Director of Technology Development/Managing Director for Water and Innovation at Hatch, where she led the development and deployment of new technology projects in the areas of mining, metallurgy, power and water, among others.
•	Principal Engineer and Manager of the Composite Materials Engineering Group at Xerox Research, where she spent over 10 years and co-invented 21 patents.
•	Professor of Engineering Leadership and Director, Troost Institute, University of Toronto.
•	Professor at the Institute for Studies in Transdisciplinary Engineering Education and Practice, University of Toronto.
•	Named one of the “100 Global Inspirational Women in Mining”

Daniel Muñiz Quintanilla

•	Current and Prior Roles
•	Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain. As Managing Director, Mr. Muniz led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico.
•	Executive President & Chief Executive Officer of Industrial Minera Mexico, the Underground Mining Division of Grupo Mexico.
•	Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than $6 billion for the company through a variety of securities, including bonds, structured bonds and project finance.

Ernesto Balarezo

•	Current and Prior Roles
•	Mr. Balarezo is a Peruvian national and resident with an invaluable local network, and decades of mine operating and stakeholder experience in Peru.
•	Hochschild Mining (LME: HOC), Vice President of Operations (reporting directly to the CEO) and was responsible for the oversight of five active mining operations with more than 10,000 employees in Peru, Mexico and Argentina.
•	Chief Executive Officer of Gold Fields, Peru, responsible for the Cerro Corona mining unit.
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•	Special Compliance Unit of Peru Government, responsible for monitoring the advancement of certain special projects under the direct report and supervision of the Peruvian Prime Minister.
•	Independent Director of the largest Peruvian construction company, Graña y Montero (NYSE: GRAM) (BVL: GRAMONC1).

David Smith

•	Current and Prior Roles
•	Executive Vice President and Chief Financial Officer of Finning International (TSX: FTT), a major equipment supplier to the mining industry with significant operations in Canada and South America.
•	16 years in various senior executive roles at Placer Dome with extensive experience in North and South America where Mr. Smith was involved in the acquisition, development, financing and operations of base and precious metal mines.
•	Corporate Director at Pretium Resources (NYSE: PVG) (TSX: PVG), where he is Chair of the Audit Committee and a member of the Compensation Committee.
•	Corporate Director at Nevsun, where he was the Chair of the Audit Committee, a member of the Corporate Governance Committee and the Chair of the Special Committee overseeing the C$1.8 billion change of control transaction with Zijin Mining.
•	Corporate Director at Dominion Diamond (NYSE: DDC) (TSX: DDC), where Mr. Smith was the Chair of the Audit Committee, a member of the Compensation Committee and a member of the Special Committee that led the strategic review and US$1.2-billion sale to Washington Companies.

Additionally, Waterton stated it believes that its director candidates, together with the remaining incumbent directors will have the ability to free the Issuer from its culture of entrenchment and take the Issuer down a path that leads to unlocking and maximizing value for all shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 261,272,151 Shares outstanding, as of October 30, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on November 1, 2018.

A.	Waterton Mining LP
(a)	As of the close of business on January 18, 2019, Waterton Mining LP beneficially owned 15,519,072 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,519,072
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,519,072

(c)	The transactions in the Shares by Waterton Mining LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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B.	Waterton Fund II
(a)	As of the close of business on January 18, 2019, Waterton Fund II beneficially owned 15,519,080 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,519,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,519,080

(c)	The transactions in the Shares by Waterton Fund II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Waterton Mining GP
(a)	Waterton Mining GP, as the general partner of Waterton Mining LP, may be deemed the beneficial owner of the 15,519,072 Shares owned by Waterton Mining LP.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,519,072
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,519,072

(c)	Waterton Mining GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Waterton Mining LP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	WGRM LP
(a)	WGRM LP, as the general partner of Waterton Fund II, may be deemed the beneficial owner of the 15,519,080 Shares owned by Waterton Fund II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,519,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,519,080

(c)	WGRM LP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Waterton Fund II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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E.	WGRM Corp.
(a)	WGRM Corp., as the general partner of WGRM LP, may be deemed the beneficial owner of the 15,519,080 Shares owned by Waterton Fund II.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 15,519,080
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,519,080

(c)	WGRM Corp. has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Waterton Fund II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	WGRM Inc.
(a)	WGRM Inc., as the investment adviser to each of Waterton Mining LP and Waterton Fund II, may be deemed the beneficial owner of the (i) 15,519,072 Shares owned by Waterton Mining LP and (ii) 15,519,080 Shares owned by Waterton Fund II.

Percentage: Approximately 11.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,038,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,038,152

(c)	WGRM Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon
(a)	Each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon, as a senior executive of WGRM Inc., may be deemed the beneficial owner of the (i) 15,519,072 Shares owned by Waterton Mining LP and (ii) 15,519,080 Shares owned by Waterton Fund II.

Percentage: Approximately 11.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,038,152
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,038,152

(c)	None of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon has entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
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H.	Mr. Anglin
(a)	As of the close of business on January 18, 2019, Mr. Anglin did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Anglin has not entered into any transactions in the Shares during the past sixty days.
I.	Mr. Balarezo
(a)	As of the close of business on January 18, 2019, Mr. Balarezo did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Balarezo has not entered into any transactions in the Shares during the past sixty days.
J.	Mr. Deisley
(a)	As of the close of business on January 18, 2019, Mr. Deisley did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Deisley has not entered into any transactions in the Shares during the past sixty days.
K.	Mr. Kukielski
(a)	As of the close of business on January 18, 2019, Mr. Kukielski beneficially owned 25,000 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Mr. Kukielski during the past sixty days are set forth in Schedule A and incorporated herein by reference.
L.	Ms. Moore
(a)	As of the close of business on January 18, 2019, Ms. Moore did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Ms. Moore has not entered into any transactions in the Shares during the past sixty days.
M.	Mr. Muñiz
(a)	As of the close of business on January 18, 2019, Mr. Muñiz did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Muñiz has not entered into any transactions in the Shares during the past sixty days.
N.	Mr. Nesbitt
(a)	As of the close of business on January 18, 2019, Mr. Nesbitt did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Nesbitt has not entered into any transactions in the Shares during the past sixty days.
O.	Mr. Smith
(a)	As of the close of business on January 18, 2019, Mr. Smith did not own any Shares.

Percentage: 0%

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(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 18, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Waterton agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to Shareholders, dated January 16, 2019.
99.2	Joint Filing and Solicitation Agreement by and among Waterton Mining Parallel Fund Offshore Master, LP, Waterton Precious Metals Fund II Cayman, LP, Waterton Mining Parallel Fund Offshore GP Corp., Waterton Global Resource Management, LP, Waterton Global Resource Management Cayman Corp., Waterton Global Resource Management, Inc., Cheryl Brandon, Isser Elishis, Kalman Schoor, Kanwaljit Toor, Richard J. Wells, Arthur Edward Michael Anglin, Ernesto Balarezo Valdez, David L. Deisley, Peter G.J. Kukielski, Emily L. Moore, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith, dated January 18, 2019.
99.3	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By:	Waterton Mining Parallel Fund Offshore GP Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Precious Metals Fund II Cayman, LP

By:	Waterton Global Resource Management, LP, its general partner
By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Mining Parallel Fund Offshore GP Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Global Resource Management, LP

By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

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Waterton Global Resource Management Cayman Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

/s/ Cheryl Brandon
Cheryl Brandon

/s/ Isser Elishis
Isser Elishis

/s/ Kalman Schoor
Kalman Schoor

/s/ Richard J. Wells
Richard J. Wells

/s/ Kanwaljit Toor

Kanwaljit Toor

Individually and as attorney-in-fact for Arthur Edward Michael Anglin, Ernesto Balarezo Valdez, David L. Deisley, Peter G.J. Kukielski, Emily L. Moore, Daniel Muñiz Quintanilla, Richard W. Nesbitt, and David S. Smith

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CUSIP NO. 443628102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price (C$)*	Date of Purchase/Sale

Waterton Mining Parallel Fund Offshore Master, LP

Purchase of Common Shares	262,500	6.1996	01/03/2019
Purchase of Common Shares	19,650	7.2486	01/17/2019

Waterton Precious Metals Fund II Cayman, LP

Purchase of Common Shares	262,500	6.1996	01/03/2019
Purchase of Common Shares	19,650	7.2486	01/17/2019

Peter G. J. Kukielski

Purchase of Common Shares	25,000	6.6241	12/06/2018

* Except for the shares purchased by Mr. Kukielski, the price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from C$6.185 to C$7.25. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth herein.